EXHIBIT 99.1

Endeavour Silver Files PFS Technical Report for the Terronera Project

VANCOUVER, British Columbia, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces it has filed an updated prefeasibility study technical report entitled “Endeavour Silver Corp Terronera Project NI 43-101 Technical Report (“Technical Report”), independently prepared by Ausenco Engineering Canada Inc. and dated July 31, 2020 with an effective date of July 14, 2020.  The report was prepared in compliance with National Instrument 43-101 and filed on SEDAR and EDGAR today.  The report can be viewed on SEDAR at www.sedar.com and on the Company’s website, under the Mining Assets, Development section. The results of the Technical Report were previously announced in the Company’s news release dated July 14, 2020.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine Project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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